08000754

January 22, 2008

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

SUPPL

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Shin Satellite Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2 (b)(1)(iii) and on behalf of Shin Satellite Public Company Limited (the "Company") (**File No. 82-4527**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, SSA-CP 004/2008**

  Subject: Notification of the Resolutions of the Board of Directors' Meeting No. 1/2008 regarding the appointment of the Company's external auditors for the year 2008.

  Date: January 22, 2008

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Corporate Communications by fax at (662) 591-0724 attention Ms. Tanyapas Chuaychoo.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 596-5072 or by emailing tanyapasc@thaicom.net

PROCESSED
FEB 20 2008
THOMSON
FINANCIAL

Thank you for your attention in this matter.

Faithfully yours,

Mr. Tanadit Charoenchan
Vice President – Finance and Accounting
Shin Satellite Plc.

Enclosure

Summary Translation Letter
To the Stock Exchange of Thailand
January 22, 2008

SSA-CP 004/2008

January 22, 2008

Subject: Notification of the Resolutions of the Board of Directors' Meeting No. 1/2008 regarding the appointment of the Company's external auditors for the year 2008.

To: The President
The Stock Exchange of Thailand

The Board of Directors of Shin Satellite Public Company Limited (the "Company") at its Meeting No. 1/2008 held on January 22, 2008 at the Thaicom Meeting Room, 1st floor, Thaicom Satellite Station, No. 41/103 Rattanathibet Road, Nonthaburi, the Company adopted the following resolutions:

1. RESOLVED THAT the Minutes of the Board of Directors' Meeting No. 14/2007 held on November 14, 2007 be certified.

2. Approved the appointment of Mr. Sue Lo-Utai to be the Director representing the Ministry of Information and Communication Technology in the Board of Directors of the Company replacing Mr. Kraisorn Pornsutee who resigned.

3. Approved the appointment of the following auditors from KPMG Phoomchai Audit Limited as the Company's external auditors for the fiscal year 2008:

   - Mr. Supot Singhasaneh — Certified Public Accountant License No. 2826
   - Mr. Winid Silamongkol — Certified Public Accountant License No. 3378
   - Ms. Somboon Supasiripinyo — Certified Public Accountant License No. 3731
   - Mr. Charoen Phosamritlert — Certified Public Accountant License No. 4068

   Any of the above auditors can conduct the audit and express an opinion on the Company's financial statements. In the event that none of these auditors is available, KPMG Phoomchai Audit Limited is authorized to delegate another one of its certified public accountants to conduct the audit. The audit fee was fixed at not more than Baht 2.258 million. The appointment of the Company's auditors and their remuneration for the year 2008 had been considered and approved by the Audit Committee.

   The appointment of the Company's external auditors is subject to approval of the Annual General Meeting of Shareholders for the year 2008.

Please be informed accordingly.

END